Exhibit 99.1

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2018	2017
	US$	US$
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,073,903	$6,809,485
Accounts receivable, net	26,797	9,705
Other receivables, net-third parties and a related party	106,022	128,423
Advance to suppliers	37,702	386,241
Inventories, net	3,225,250	2,217,802
Other taxes receivable	396,627	281,373
Loan receivable - related party	5,854,408	-
Total Current Assets	10,720,709	9,833,029

Property and equipment, net	320,672	531,467
Intangible assets, net	3,457,054	3,698,569
Non-marketable equity securities	1,500,043	1,500,043
Total assets	$15,998,478	$15,563,108

CURRENT LIABILITIES:
Accounts payable-third parties and a related party	$552,470	$47,888
Advances from customers	234,134	313,167
Accrued expenses and other current liabilities-third parties and a related party	584,829	762,873
Warranty obligation	8,283	20,234
Due to a related party - short-term borrowings	4,155,250	1,536,720
Total Current Liabilities	5,534,966	2,680,882

OTHER LIABILITIES
Warrants liability	1,839,129	1,729,111
Total Liabilities	$7,374,095	$4,409,993

Commitments and contingency

Shareholders' equity
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,606,586 and 17,312,586 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	$48,084	$47,281
Additional paid in capital	40,252,395	39,233,137
Retained earnings	(34,691,577)	(31,246,202)
Accumulated other comprehensive income	3,015,481	3,118,899
Total shareholders' equity	8,624,383	11,153,115
Total liabilities and shareholders' equity	$15,998,478	$15,563,108

F-1

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For Six Months Ended
	June 30,
	2018	2017
	US$	US$
		(Restated)

Revenues - third parties	$301,293	$397,643
Revenues - related parties	-	17,911
Revenues	301,293	415,554

Costs of revenue - third parties	(333,995)	(1,093,048)
Costs of revenue - related parties	-	(37,252)
Costs of revenue	(333,995)	(1,130,300)

Gross loss	(32,702)	(714,746)

Service incomes	-	9,689
Service expenses	-	(485)
Selling expenses	(1,131,219)	(299,852)
General and administrative expenses	(2,028,028)	(1,251,099)
Provision for doubtful accounts	(33,621)	(23,657)

Operating loss	(3,225,570)	(2,280,150)

Financial incomes (expenses)	(8,725)	10,269
Other incomes	23,100	138,463
Other expenses	(124,159)	(21,028)
Change in fair value of warrants liability	(110,021)	360,012
Loss before provision for income tax	(3,445,375)	(1,792,434)

Provision for income taxes	-	-

Net loss from continuing operations	(3,445,375)	(1,792,434)

Discontinued operations:
Loss from disposal of discontinued operations, net of taxes	-	(9,581)
Income from operations of operations, net of taxes	-	550

Net loss attributable to Lianluo Smart Limited	$(3,445,375)	$(1,801,465)

Net loss from continuing operations	$(3,445,375)	$(1,792,434)

Net loss from discontinued operations	-	(9,031)

Other comprehensive income (loss):
Foreign currency translation (loss) gain	(103,418)	156,170
Comprehensive loss	$(3,548,793)	$(1,645,295)

Loss per share
Basic and diluted	$(0.20)	$(0.10)

Weighted average number of common shares used in computation
Basic and diluted	17,501,354	17,312,586

F-2

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For Six Months Ended
	June 30,
	2018	2017
	US$	US$
		(Restated)
Cash flows from operating activities

Net loss	$(3,445,375)	$(1,801,465)
Less: net loss from discontinued operations	-	(9,031)
Net loss from continuing operations	(3,445,375)	(1,792,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,001,459	231,969
Depreciation and amortization	290,667	1,073,764
Loss on disposal of equipment	122,122	-
Change in fair value of warrants liability	110,021	(360,012)
Provision for doubtful accounts	33,621	23,657
Change in warranty obligation	(12,073)	(146,271)
Provision (recovery gain) from inventory obsolescence	61,253	(47,345)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(18,773)	84,885
Decrease (Increase) in advances to suppliers - third parties and a related party	348,539	(298,938)
Increase in other receivables, net - related party	(61,363)	(32,649)
Decrease in other receivables, net - third parties	51,824	32,213
Increase in inventories	(1,068,701)	(566,511)
Increase (Decrease) in accounts payable - third parties	504,582	(26,085)
Decrease in accounts payable - related parties	-	(146,507)
(Decrease) Increase in advances from customers	(79,033)	71,215
Decrease in accrued expenses and other current liabilities-third parties	(178,044)	(175,061)
Increase in other taxes receivable	(115,254)	-
Net cash used in operating activities from continuing operations	(2,454,528)	(2,074,110)
Net cash used in operating activities from discontinued operations	-	(3,898)
Net cash used in operating activities	(2,454,528)	(2,078,008)

Cash flows from investing activities
Capital expenditures and other additions	(16,127)	(16,415)
Loan to a related party	(6,000,000)	(3,000,000)
Repayment from a related party	145,592	-
Net cash used in investing activities	(5,870,535)	(3,016,415)

Cash flows from financing activities
Loans from a related party	2,749,250	-
Net proceeds from issuance of common stock	18,601	1,492,538
Net cash provided by financing activities	2,767,851	1,492,538

Effect of exchange rate fluctuations on cash and cash equivalents	(178,370)	(18,128)

Net decrease in cash	(5,735,582)	(3,620,013)

Cash at beginning of year	6,809,485	10,787,690
Cash at end of period	1,073,903	7,167,677

Less: cash at end of period from discontinued operations	-	-
Cash at end of period from continuing operations	$1,073,903	$7,167,677

Supplemental cash flow information
Income tax paid	$-	$-
Interest paid	$17,991	$219

F-3